UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Contran Corporation
   Three Lincoln Centre
   5430 LBJ Freeway, Suite 1700
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Titanium Metals Corporation (TIE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value                   12/24/02    J (1)    200           A  $1.9800                     I  by Tremont (2)
Common Stock $.01 par value                   12/24/02    J (1)    5,300         A  $1.9900                     I  by Tremont (2)
Common Stock $.01 par value                   12/24/02    J (1)    95,700        A  $2.0000      12,478,305     I  by Tremont (2)

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Open market purchase by Tremont Corporation. See Additional Information below for a description of the relationship.

(2) Directly held by Tremont Corporation. See Additional Information below for a description of the relationship.

Additional Reporting Persons joining in this filing with Contran Corporation as the designated filer (collectively, the "Additional Reporting Persons"):

     Valhi, Inc.
     Valhi Group, Inc.
     National City Lines, Inc.
     NOA, Inc.
     Dixie Holding Company
     Southwest Louisiana Land Company, Inc.
     Dixie Rice Agricultural Corporation, Inc.


By:    Robert D. Graham, as Vice President of each of the
       Additional Reporting Persons
Date:  _____________

Additional Information

     Tremont Corporation ("Tremont") and the Combined Master Retirement Trust (the "CMRT") directly beneficially own approximately 39.2% and 9.0%, respectively, of TIMET's outstanding common stock. Valhi, Inc. ("Valhi"), established the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee of the CMRT . Mr. Simmons participates in one or more of the employee benefit plans that invest through the CMRT. However, he disclaims beneficial ownership of the shares of TIMET common stock held by the CMRT, except to the extent of his individual, vested beneficial interest, if any, in the assets held by the CMRT.

     Tremont Group, Inc., or TGI, NL Industries, Inc., or NL, and Valhi are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. Valhi and NL are the direct holders of 80.0% and 20.0%, respectively, of the outstanding common stock of TGI.

     Tremont and Valhi have entered into a merger agreement pursuant to which Tremont would merge into a wholly owned subsidiary of Valhi. As a result, Tremont would become a wholly owned subsidiary of Valhi and stockholders of Tremont, other than Valhi and TGI, would receive shares of Valhi common stock (and cash in lieu of fractional shares). The merger is subject to stockholder approval and certain other conditions.

     Valhi and TGI have entered into a merger agreement pursuant to which TGI would merge into a wholly owned subsidiary of Valhi. As a result, TGI would become a wholly owned subsidiary of Valhi and NL would receive shares of Valhi common stock.

     Valhi and Tremont are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding shares of common stock of NL. Valhi Group, Inc., or VGI, National City Lines, Inc., or National, and Contran Corporation, or Contran, are the holders of approximately 80.6%, 9.5%, and 2.1%, respectively, of the outstanding shares of common stock of Valhi. National, NOA, Inc., or NOA, and Dixie Holding Company, or Dixie Holding, are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc., or Southwest, are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc., or Dixie Rice, is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock Southwest. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons referred to as the Simmons Trusts, of which Mr. Simmons is the sole trustee. As sole trustee of the Simmons Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Simmons Trusts. Mr. Simmons, however, disclaims beneficial ownership of any Contran shares held by the Simmons Trusts.

     Harold C. Simmons is Chairman of the Board of TGI, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran, and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership, and his service as trustee, all as described above, Mr. Simmons may be deemed to control the entities described above, and Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the shares of Tremont, Valhi, NL and TIMET common stock held directly by certain of such other entities. Mr. Simmons, however, disclaims beneficial ownership of such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent otherwise expressly indicated in this note.

     The Harold Simmons Foundation, Inc., or the Foundation, directly holds approximately 1.4% of the outstanding shares of common stock of Valhi. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold
C. Simmons is Chairman of the Board of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any shares of Valhi common stock held by the Foundation.

     The CMRT also directly holds approximately 0.1% of the outstanding shares of the common stock of Valhi. Harold C. Simmons, Glenn R. Simmons and Steven L. Watson each disclaim beneficial ownership of the shares of Valhi common stock held by the CMRT, except to the extent of his individual, vested beneficial interest, if any, in the assets held by the CMRT.

     The Contran Deferred Compensation Trust No. 2, or the CDCT No. 2, directly holds approximately 0.4% of the outstanding shares of common stock of Valhi. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran must satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran retains the power to vote the shares of Valhi common stock held by the CDCT No. 2, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares. Mr. Simmons, however, disclaims beneficial ownership of the shares owned, directly or indirectly, by the CDCT No. 2, except to the extent of his interest as a beneficiary of the CDCT No. 2.

     Valmont Insurance Company, or Valmont, and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of the outstanding shares of common stock of Valhi. Valhi directly holds 100% of the outstanding common stock of Valmont. Pursuant to Delaware law, Valhi treats the shares of common stock of Valhi owned by Valmont and the subsidiary of NL as treasury stock for voting purposes. For the purposes of this footnote, such shares are not deemed outstanding.

     Harold C. Simmons' spouse is the direct owner of 69,475 shares of common stock of NL. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. However, Mr. Simmons disclaims all such beneficial ownership.


SIGNATURE OF REPORTING PERSON
/S/ By: Robert D. Graham, Vice President
    For: Contran Cororation
DATE 12/26/02